Exhibit 21.1

Subsidiaries Of Neurobo Pharmaceuticals, Inc.

Name	Jurisdiction of Organization
NeuroBo Therapeutics, Inc.	Delaware
NeuroBo Co., Ltd. *	A Korean limited company
ANA Therapeutics, LLC	Delaware

●	* This entity was dissolved and liquidated in June 2023.